UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group Funding (Switzerland) AG audited standalone financial statements as of 31 December 2017 and income statement for the period from incorporation on 14 November 2016 to 31 December 2017, which appear immediately following this page.

UBS Group Funding (Switzerland) AG

Standalone financial statements as of 31 December 2017. Income statement for the period from incorporation on 14 November 2016 to 31 December 2017

Table of contents

1		UBS Group Funding (Switzerland) AG standalone financial statements (audited)

1		Income statement
1		Balance sheet
2		Statement of appropriation of retained earnings

3	1	Corporate information
3	2	Accounting policies

4		Income statement notes
4	3	Financial income
4	4	Other operating expenses
4	5	Financial expenses

5		Balance sheet notes
5	6	Liquid assets
5	7	Accrued income and prepaid expenses
5	8	Financial assets
5	9	Other current liabilities
5	10	Accrued expenses and deferred income
6	11	Long-term interest-bearing liabilities
6	12	Other long-term liabilities
6	13	Share capital

7		Additional information
7	14	Related parties
7	15	Currency translation rates

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Income statement
		For the period ended
CHF million	Note	31.12.17
Financial income	3	495
Operating income		495
Other operating expenses	4	0
Financial expenses	5	491
Operating expenses		491
Profit / (loss) before income taxes		4
Tax expense / (benefit)		1
Net profit / (loss)		3

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016. The income statement and corresponding Notes presented for the period ended on 31 December 2017 include income and expenses for the period from 14 November 2016 to 31 December 2017.

Balance sheet
CHF million	Note	31.12.17

Assets
Liquid assets	6	19
Accrued income and prepaid expenses	7	469
Total current assets		488
Financial assets	8	27,708
Total non-current assets		27,708
Total assets		28,196

Liabilities
Other current liabilities	9	29
Accrued expenses and deferred income	10	192
Total short-term liabilities		221
Long-term interest-bearing liabilities	11	27,835
Other long-term liabilities	12	127
Total long-term liabilities		27,962
Total liabilities		28,183

Equity
Share capital	13	0
General reserves		10
of which: statutory capital reserve		10
of which: capital contribution reserve		10
Net profit / (loss)		3
Equity attributable to shareholders		13
Total liabilities and equity		28,196

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Statement of appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 8 March 2018 approve the following appropriation of retained earnings.

Proposed appropriation of retained earnings

CHF million	31.12.17
Net profit for the period	3
Retained earnings carried forward	0
Total retained earnings available for appropriation	3

Appropriation of retained earnings
Dividend distribution	(3)
Retained earnings carried forward	0

Note 1  Corporate information

UBS Group Funding (Switzerland) AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group Funding (Switzerland) AG operates under article 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

Establishment of UBS Group Funding (Switzerland) AG

UBS Group Funding (Switzerland) AG was incorporated on 14 November 2016 as a wholly owned subsidiary of UBS Group AG. The company was established to issue UBS Group AG guaranteed perpetual capital notes that qualify as Basel III additional tier 1 (AT1) capital and senior unsecured debt that contributes to the total loss-absorbing capacity (TLAC) of UBS.

UBS Group Funding (Switzerland) AG was designated by FINMA as a significant group company according to article 2bis para. 1 lit. b of the Swiss Banking Act.

Issuance of TLAC-eligible senior unsecured debt

In March 2017, UBS Group Funding (Switzerland) AG commenced to issue TLAC-eligible senior unsecured debt. The proceeds from the issuances of those instruments were on-lent to UBS AG.

Furthermore, in May 2017 outstanding TLAC-eligible senior unsecured debt issued by UBS Group Funding (Jersey) Limited was transferred to UBS Group Funding (Switzerland) AG by means of an issuer substitution. The issuer substitution was carried out pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, outstanding TLAC-eligible senior unsecured debt continues to be guaranteed by UBS Group AG, and investors’ seniority of claims against UBS Group AG remains unchanged.

→   Refer to Note 11 for more information on the main terms and conditions of the TLAC-eligible senior unsecured debt issued

Note 2  Accounting policies

The UBS Group Funding (Switzerland) AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group Funding (Switzerland) AG is the Swiss franc. The significant accounting and valuation principles applied are described below. The income statement presented includes income and expenses for the period from the incorporation on 14 November 2016 to 31 December 2017.

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all assets and liabilities that are denominated in a foreign currency are translated into Swiss francs using the closing exchange rate. Where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. All currency translation effects are recognized in the income statement.

→   Refer to Note 15 for information on the main currency translation rates used

Financial assets

Financial assets include loans granted to UBS AG that qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level. They are measured at nominal value.

→   Refer to Note 8 for more information

Long-term interest-bearing liabilities

Long-term interest-bearing liabilities include TLAC-eligible senior unsecured debt instruments. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument, or until the optional redemption date, where applicable.

→   Refer to Note 11 for more information

Dispensations in the standalone financial statements

As UBS Group AG, the holding company of UBS Group Funding (Switzerland) AG, prepares consolidated financial statements in accordance with IFRS, UBS Group Funding (Switzerland) AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Income statement notes

Note 3  Financial income

For the period ended
CHF million	31.12.17
Interest income on liquid assets	0
Interest income on long-term receivables from UBS AG	495
Foreign currency translation gains	0
Total financial income	495

Note 4  Other operating expenses

UBS Group Funding (Switzerland) AG had no employees throughout the period from incorporation on 14 November 2016 to 31 December 2017. Other operating expenses mainly comprise of costs related to the foundation of the entity, SIX listing fees, audit fees and capital tax expenses.

Note 5  Financial expenses

Financial expenses comprise of interest expense on interest-bearing liabilities.

Balance sheet notes

Note 6  Liquid assets

Liquid assets comprise of current accounts held at UBS AG.

Note 7  Accrued income and prepaid expenses

CHF million	31.12.17
Accrued interest income	194
Other prepaid expenses	275
Total accrued income and prepaid expenses	469

Note 8  Financial assets

CHF million	31.12.17
Onward lending to UBS AG1	27,706
Other long-term receivables from UBS AG	2
Total financial assets	27,708
1 Long-term receivables from the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt instruments to UBS AG.

Note 9  Other current liabilities

Other current liabilities are comprised of guarantee fee payables to UBS Group AG due within 12 months after the balance sheet date.

Note 10  Accrued expenses and deferred income

CHF million	31.12.17
Accrued interest expense	188
Other	4
Total accrued expenses and deferred income	192

UBS Group Funding (Switzerland) AG standalone financial statements (audited)

Note 11  Long-term interest-bearing liabilities

Long-term interest-bearing liabilities totaled CHF 27,835 million as of 31 December 2017 comprising of CHF 27,706 million of notes issued and CHF 129 million of fixed-term loans.

Notes issued, overview by amount, maturity and coupon	31.12.17
in million, except where indicated	Carrying value in transaction currency	Carrying value in CHF	Maturity[1]	Coupon[2]
Euro-denominated TLAC-eligible senior unsecured notes	1,750	2,047	20.09.21	3M EUR LIBOR + 70 bps
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	23.05.22	3.491%
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	975	23.05.22	3M USD LIBOR + 122 bps
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	23.03.27	4.253%
Swiss franc-denominated TLAC-eligible senior unsecured notes	400	400	18.05.23	0.625%
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,462	16.11.22	1.75%
Swiss franc-denominated TLAC-eligible senior unsecured notes	300	300	22.02.22	0.75%
Swiss franc-denominated TLAC-eligible senior unsecured notes	150	150	23.02.26	1.25%
Euro-denominated TLAC-eligible senior unsecured notes	750	877	04.03.24	2.125%
US dollar-denominated TLAC-eligible senior unsecured notes	1,500	1,462	24.09.20	2.95%
US dollar-denominated TLAC-eligible senior unsecured notes	2,500	2,437	24.09.25	4.125%
US dollar-denominated TLAC-eligible senior unsecured notes	300	292	24.09.20	3M USD LIBOR + 144 bps
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	15.04.21	3%
US dollar-denominated TLAC-eligible senior unsecured notes	1,000	975	14.04.21	3M USD LIBOR + 178 bps
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	15.04.26	4.125%
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	01.02.22	2.65%
US dollar-denominated TLAC-eligible senior unsecured notes	500	487	01.02.22	3M USD LIBOR + 153 bps
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,462	01.06.26	1.25%
Euro-denominated TLAC-eligible senior unsecured notes	1,250	1,462	30.11.23	1.5%
US dollar-denominated TLAC-eligible senior unsecured notes	1,250	1,218	15.08.22	3M USD LIBOR + 95 bps
US dollar-denominated TLAC-eligible senior unsecured notes	2,000	1,950	15.08.22	2.859%
Total notes issued		27,706

1 The disclosed maturity refers to the contractual maturity date or, if applicable, to the earlier optional redemption date of the respective issuance.    2 The disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the earlier optional redemption date.

Note 12  Other long-term liabilities

Other long-term liabilities are comprised of guarantee fee payables to UBS Group AG due after 12 months after the balance sheet date.

Note 13  Share capital

As of 31 December 2017, the issued share capital consisted of 1,000,000 registered shares at a par value of CHF 0.10 each.

Additional information

Note 14  Related parties

	31.12.17
CHF million	Amounts due from	Amounts due to
Qualified shareholders[1]		155
Affiliated entities[2]	27,921	130
External auditors		0
1 Qualified shareholder of UBS Group Funding (Switzerland) AG is UBS Group AG. 2 Affiliated entities of UBS Group Funding (Switzerland) AG include UBS AG, which is a direct subsidiary of UBS Group AG.

Note 15  Currency translation rates

The following table shows the currency rates used to translate the transactions in foreign currencies into Swiss francs.

	Spot rate	Average rate[1]
	As of	For the year ended
	31.12.17	31.12.17
1 USD	0.97	0.98
1 EUR	1.17	1.12

1 Disclosed average rates represent an average of 12 month-end rates applicable in calendar year 2017. There were no transactions in foreign currency in the period from incorporation on 14 November 2016 to 31 December 2016.

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Group Funding (Switzerland) AG, Zurich

Basle, 5 March 2018

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of UBS Group Funding (Switzerland) AG, Zurich, which comprise the balance sheet, income statement and notes, for the period ended at 31 December 2017.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the period ended 31 December 2017 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Design of the entity and its significant contracts	
Risk	The entity has been specifically designed to issue certain capital instruments on behalf of and guaranteed by UBS Group AG and at the same time on-lend the money raised to other UBS Group AG subsidiaries on terms that should provide for broadly matching cash flows with a residual profit margin being retained in the entity. Failure to appropriately design and set up the external instruments and resulting on-lend contracts could expose the entity to, amongst other things, significant financial reporting, legal, economic and taxation risks that may ultimately require the entity to rely on the support of its parent, UBS Group AG, for its going concern. Such risks are particularly pronounced in the entity's first period of operations when such operations are new.
Our audit response	We considered the initial set up and design of the entity and developed an audit plan where we, amongst other things: o Obtained and reviewed significant contracts to determine whether the key features had been accounted for appropriately and compared the terms between the external instruments and resulting on-lend contracts; o Involved tax specialists to assess the transfer pricing agreements in place and review the significant correspondence with the tax authorities; o Involved accounting specialists to review that the significant accounting policies are in accordance with the Swiss Code of Obligations.
First-time recognition of transferred Total Loss Absorbing Capital Instruments (TLAC)	
Risk	As an extension of the risk in Key Audit Matter above, in May 2017, CHF 17.2bn nominal value of capital market instruments previously issued by UBS Group Funding (Jersey) Ltd. and the related on-lends were transferred to UBS Group Funding (Switzerland) AG following the terms of three "Issuer Substitution Agreements". Failure to appropriately set up, transfer and record these instruments could also expose the entity to, amongst other things, significant financial reporting, legal, economic and taxation risks that may ultimately require the entity to rely on the support of its parent, UBS Group AG, for its going concern.
Our audit response	In addition to the procedures already set out in the Key Audit Matter above, we reviewed key terms of the three "Issuer Substitution Agreements" and related "On-lend Agreements", recalculated the amortized cost values of the external issuances and resulting on-lend contract, together with the related accruals, deferrals and liabilities that were taken over after the transfer.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2017 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 9, 2018